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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G
                                 (RULE 13D-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. )*



                              Stage Stores, Inc.
             -----------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
            ------------------------------------------------------
                        (Title of Class of Securities)


                                 85254C  10  7
                    --------------------------------------
                                (CUSIP Number)


                               December 29, 2000
                     -------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1
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--------------------                                           -----------------
CUSIP No.85254C 10 7                  13G                      Page 2 of 6 Pages
--------------------                                           -----------------

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      NAMES OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

      Peter W. Howe

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,984,500 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,984,500 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,984,500 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      14.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

                                       2
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Item 1(a).     NAME OF ISSUER

   The name of the issuer to which this filing on Schedule 13G relates is Stage Stores, Inc. (the "Company").

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

   The principal executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025.

Item 2(a). NAME OF PERSON FILING

   This Statement is being filed on behalf of Mr. Howe.

Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

   The principal business address of Mr. Howe is c/o Bear Stearns, One Federal Street, Boston, MA 02110.


Item 2(c). CITIZENSHIP

   Mr. Howe is a citizen of the United States.

Item 2(d). TITLE OF CLASS OF SECURITIES

   The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.

Item 2(e). CUSIP NUMBER

   The CUSIP number of the Company's Common Stock is 85254C 10 7.

Item 3.  IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-
  2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:   Not applicable.

(a)  [  ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
     78o).
(b)  [  ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)  [  ]  Investment company registered under section 8 of the Investment
     Company Act of 1940     (15 U.S.C. 80a-8).

                                       3
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(e)  [  ]  An investment adviser in accordance with (S)13d-1(b)(1)(ii)(E).
(f)  [  ]  An employee benefit plan or endowment fund in accordance with
     (S)240.13d-1(b)(1)(ii)(F).
(g)  [  ]  A parent holding company or control person in accordance with
     (S)240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [  ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

      [x]  IF THIS STATEMENT IS FILED PURSUANT TO (S)240.13D-1(C), CHECK THIS
BOX.


Item 4.  OWNERSHIP

Item 4(a).  AMOUNT BENEFICIALLY OWNED

   As of the close of business on December 29, 2000, Mr. Howe owned 3,984,500 shares of Common Stock of the Company.

Item 4(b).  PERCENT OF CLASS

   As of the close of business on December 29, 2000, Mr. Howe owned 14.8% of the Common Stock outstanding of the Company based on 26,850,223 shares of Common Stock outstanding on December 19, 2000 as represented by the Company in its quarterly report on Form 10-Q for the quarterly period ended October 28, 2000, filed with the Commission on December 20, 2000.


Item 4(c).  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

   (i)    sole power to vote or to direct the vote:  3,984,500
   (ii)    shared power to vote or to direct the vote:      0
   (iii)    sole power to dispose or to direct the disposition of:    3,984,500
   (iv)     shared power to dispose or to direct the disposition of:          0

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

                                       4
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Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      Not Applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

      Not Applicable.

                                       5
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Item 10. CERTIFICATION

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Dated:    January 4, 2001
                  -




                                /s/  Peter W. Howe
                                --------------------------
                                Peter W. Howe

                                       6